File Number: ~~82-4991~~ 82-3023

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

3-2 SUPPL

November 14, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. U.S.A. 2054

NOV 26 2003


03037746

Gentlemen:

Enclosed is information, which ***Golden Hope Mines Limited*** has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

a) News Release dated October 28, 2003.
b) Material Change Report dated October 28, 2003

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dw 12/1

Osisko, Golden Hope complete phase one Timmins program

Golden Hope Mines Ltd — YGH
Shares Issued: 20,192,329 — Oct 28 Close 0.16
28 Oct 28 2003 — News Release

Mr. Robert Wares of Osisko reports

OSISKO EXPLORATION LTD.: PHASE ONE DRILLING COMPLETED AT BELLECHASSE ADDITIONAL ASSAY RESULTS RELEASED

Osisko Exploration and Golden Hope Mines have completed the phase one drill program on the Timmins zone of the Bellechasse gold project in Southern Quebec. The program consisted of 19 drill holes, plus one twin, totalling 2,083 metres (6,834 feet). The objective of this drill program is to define a near-surface gold resource amenable to open-pit mining. The Timmins zone was grid drilled at 20-metre (65-foot) intervals. All holes are oriented southeast and are inclined 50 degrees, perpendicular to the main vein structures.

The following table summarizes significant assay results obtained to date from holes BD2003-01 to BD2003-04 (results from the upper portion of BD2003-01 were previously released). The bulk averages are based on a minimum cutoff grade of 0.50 gram per tonne (g/t) Au over a minimum five-metre interval. High assay values were not cut. Additional assays from lower portions of holes BD2003-03 and BD2003-04 are pending.

DDH	From m	To m	Int. m	Au g/t
BD2003-01	0.60	40.83	40.23	2.82
Incl.	21.81	23.66	1.85	8.47
Incl.	33.38	36.32	2.94	25.50 (Rico)
BD2003-02	17.30	18.10	0.80	7.21
	27.30	48.60	21.30	2.68
Incl.	27.30	27.60	0.30	81.80
Incl.	37.95	39.30	1.35	17.20 (Rico)
	97.20	98.30	1.10	6.92
BD2003-03	28.70	39.20	10.50	6.30
Incl.	35.60	37.90	2.30	20.70 (Rico)
	106.40	108.00	1.60	5.20
BD2003-04	4.80	18.50	13.70	1.06
Incl.	15.15	15.60	0.45	11.70 (Rico)

The main high-grade mineralized structure within the Timmins zone (Rico vein) was intersected in all of the above holes and is open along strike and at depth. A second quartz-sulphide stockwork zone was intersected at depth in DDH BD2003-01 (Timmins extension), with the following results:

DDH	From m	To m	Int. m	Au g/t
BD2003-01	130.76	137.76	7.00	3.26
Incl.	132.36	133.50	1.14	11.00

Management is encouraged by the results obtained to date, particularly the continuity and high-grade nature of the Rico vein structure. Further assay results from the continuing program will be released as they are received.

Osisko has the right to acquire a 50-per-cent interest in the Bellechasse gold property from Golden Hope Mines in consideration for $3.5-million in exploration and/or development expenditures on or before the end of 2006 and payment of $436,000 in instalments, but due in full before the end of 2005. An additional 10-per-cent interest can be earned by Osisko by providing a bankable feasibility study on or before the end of 2007.

Directors: Dubuc Gilles G; Hryniw Gregory; Polisuk Theodore H; Smith Peter H

Address: Suite 1320 - 4 King St W, Toronto, ON, M5H 1B6

Phone: 416 363 1240 Fax: 416 864 0175


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YGH

Form 27
Securities Act

<u>MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT</u>

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, ON M5H 1B6

2. **Date of Material Change**

   October 28, 2003

3. **Press Release**

   CCN Matthews – October 28, 2003

4. **Summary of Material Change**

   <u>Phase one drilling completed at Bellechase Gold Project.</u>

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 28st day of October, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary